Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the three months ended March 31, 2010

Pretax earnings from continuing operations before adjustment for
noncontrolling interests or income loss from equity investees	$27,689,864

Add:
Interest on indebtedness (excluding capitalized interest)	59,417,830
Amortization of debt related expenses	1,348,750
Portion of rents representative of the interest factor	2,108,068
90,564,512

Distributed income from equity investees	30,483,421

Pretax earnings from continuing operations, as adjusted	$121,047,933

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$64,405,078
Preferred dividend factor	11,821,875
Amortization of debt related expenses	347,010
Portion of rents representative of the interest factor	2,108,068

Combined fixed charges and preferred stock dividends	$78,682,031

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.54